UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42027

mF International Limited

Unit 1801, Fortis Tower, 77-79 Gloucester Road,

Wan Chai, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

mF International Limited Announces Share Consolidation

mF International Limited (the “Company”) today announced that the Company plans to effect a consolidation of all of the Company’s issued and outstanding 4,204,775 Class A ordinary shares of no par value, each with one vote per share, and 9,046,892 Class B ordinary shares of no par value, each with 20 votes per share, on an 8:1 basis (the “Share Consolidation”), which was approved by the Company’s board of directors and shareholders on May 30, 2025. As a result of the Share Consolidation, each of the 4,204,775 Class A ordinary shares and 9,046,892 Class B ordinary shares will automatically be consolidated into 525,597 Class A ordinary shares of no par value, each with one vote per share (the “Class A Ordinary Shares”), and 1,130,862 Class B ordinary shares of no par value, each with 20 votes per share (the “Class B Ordinary Shares”), respectively, without any action on the part of the shareholders.

Beginning with the opening of trading on July 10, 2025, the Class A Ordinary Shares will trade on a post-Share Consolidation basis on the Nasdaq Capital Market under the same symbol “MFI,” but under a new CUSIP number of G6065C121. No fractional shares will be issued in connection with the Share Consolidation. Instead, record holders who otherwise would be entitled to receive fractional shares because they hold a number of shares not evenly divisible by the Share Consolidation ratio will automatically be entitled to receive an additional fraction of one share of the relevant class to round up to the next whole share. For those beneficial holders who hold shares through a brokerage firm, the Company intends to round up fractional shares at the participant level. Cash will not be paid for fractional shares.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

mF International Limited

Date: July 7, 2025	By:	/s/ Haoyu Wang
	Name:	Haoyu Wang
	Title:	Chief Executive Officer and Executive Director

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